Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 1-I dated April 5, 2018	Registration Statement No. 333-222672 Dated October 26, 2018 Rule 424(b)(2)

$75,000,000 Floating Rate Notes Linked to 3-Month USD LIBOR due October 31, 2028

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors who seek (a) periodic interest payments that for each Interest Period are linked to 3-Month USD LIBOR as determined on each Determination Date plus 1.01%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum and (b) the return of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes have a relatively long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the last calendar day of each January, April, July and October, commencing on January 31, 2019, to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR, as determined on each applicable Determination Date, plus 1.01%, provided that this rate will not be less than the Minimum Interest Rate
Minimum Interest Rate:	0.00% per annum
3-Month USD LIBOR:	Notwithstanding anything to the contrary in the accompanying product supplement, the rate determined by the calculation agent as the London interbank offered rate for deposits in U.S. dollars having a Designated Maturity of three months in amounts of at least $1,000,000, as that rate appears on the Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, on the relevant Determination Date, provided that, if no such rate appears on the Reuters Screen LIBOR01 Page on that Determination Date at approximately 11:00 a.m., London time, or if the calculation agent determines in its sole discretion on or prior to that Determination Date that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will determine 3-Month USD LIBOR for that Determination Date in accordance with the alternative procedures set forth under “What Is 3-Month USD LIBOR?” in this pricing supplement.
Determination Date:	For each Interest Period, the second London Business Day immediately preceding the first day of the applicable Interest Period
London Business Day:	Notwithstanding anything to the contrary in the accompanying product supplement, any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close
Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market
Pricing Date:	October 26, 2018
Original Issue Date:	October 31, 2018, subject to the Business Day Convention (Settlement Date)
Maturity Date:	October 31, 2028, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48128GYP9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$—	$1,000
Total	$75,000,000	$—	$75,000,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will not receive selling commissions for the notes. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000089109218003346/e78092_424b2.htm
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of 3-Month USD LIBOR, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to each Interest Period, your notes will pay an interest rate per annum equal to 3-Month USD LIBOR plus 1.01%, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — You should review the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., will be required to maintain, commencing January 1, 2019. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or into a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other debt securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a “single point of entry” recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act. Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of its business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to 3-Month USD LIBOR

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to each Interest Period, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 1.01%, provided that this rate will not be less than the Minimum Interest Rate. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, which will occur if 3-Month USD LIBOR on the applicable Determination Date is less than or equal to -1.01% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if 3-Month USD LIBOR on the Determination Dates for some or all of the Interest Periods is less than or equal to -1.01% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	THE INTEREST RATE ON THE NOTES IS BASED ON 3-Month USD LIBOR — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on 3-Month USD LIBOR and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on 3-Month USD LIBOR plus 1.01%, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, the calculation agent may exercise discretion in determining the Interest Rate for an Interest Period if 3-Month USD LIBOR is not published or is permanently discontinued, which may adversely affect the return on and the market value of the notes.  See “— 3-Month USD LIBOR May Be Calculated Based on Bank Quotations or Determined Based on Calculation Agent Discretion or, If It Is Permanently Discontinued, Replaced By a Successor or Substitute Interest Rate” below.

Furthermore, ICE Benchmark Administration Limited calculates 3-Month USD LIBOR using submissions from contributing banks, including an affiliate of ours.  We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with acting as a 3-Month USD LIBOR contributing bank that might affect 3-Month USD LIBOR or the notes.

•	3-Month USD LIBOR will be affected by a number of factors — The amount of interest payable on the notes will depend on 3-Month USD LIBOR. 3-Month USD LIBOR will depend on a number of factors, including, but not limited to:
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

These and other factors may have a negative effect on the performance of 3-Month USD LIBOR, on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-Month USD LIBOR may be volatile — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to 3-Month USD LIBOR

•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT 3-MONTH USD LIBOR AND THEREFORE THE RETURN ON AND THE MARKET VALUE OF THE NOTES — On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities, such as the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect 3-MONTH USD LIBOR rates during the term of the notes and your return on the notes and the trading market for LIBOR-based securities, including the notes. If no relevant rate appears on the Reuters Screen LIBOR01 Page on a Determination Date at approximately 11:00 a.m., London time, or if the calculation agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or that rate has ceased to be published permanently or indefinitely, 3-Month USD LIBOR will be determined in the manner set forth under “What is 3-Month USD LIBOR?” in this pricing supplement, which may adversely affect the return on and the market value of the notes. See the next risk consideration for more information.
•	3-MONTH USD LIBOR MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If no relevant rate appears on the Reuters Screen LIBOR01 Page on a Determination Date at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant London interbank offered rate for U.S. dollar deposits, will determine 3-Month USD LIBOR for that Determination Date in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as 3-Month USD LIBOR for that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the business day convention, the interest accrual convention, the definitions of business day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to the applicable interest rate on the applicable Determination Date, which could adversely affect the return on and the market value of the notes.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of 3-Month USD LIBOR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	a variety of economic, financial, political, regulatory or judicial events.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR	Hypothetical Interest Rate*
9.00%	10.01%
8.00%	9.01%
7.00%	8.01%
6.00%	7.01%
5.00%	6.01%
4.00%	5.01%
3.00%	4.01%
2.00%	3.01%
1.00%	2.01%
0.00%	1.01%
-1.00%	0.01%
-1.01%	0.00%
-2.00%	0.00%

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for an Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, 3-Month USD LIBOR is 2.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.01% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × [2.00% + 1.01%] × (90/360) = $7.525

Example 2: With respect to a particular Interest Period, 3-Month USD LIBOR is -2.00% on the applicable Determination Date. Because 3-Month USD LIBOR of -2.00% plus 1.01% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to 3-Month USD LIBOR

What is 3-Month USD LIBOR?

Notwithstanding anything to the contrary in the accompanying product supplement, 3-Month USD LIBOR is the rate determined by the calculation agent as the London interbank offered rate for deposits in U.S. dollars having a Designated Maturity of three months in amounts of at least $1,000,000, as that rate appears on the Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, on the relevant Determination Date, provided that, if no such rate appears on the Reuters Screen LIBOR01 Page on that Determination Date at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant London interbank offered rate for U.S. dollar deposits, will determine 3-Month USD LIBOR for the that Determination Date in its sole discretion.

Notwithstanding the foregoing paragraph:

(i)	If the calculation agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or such rate has ceased to be published permanently or indefinitely, then the calculation agent will use as 3-Month USD LIBOR for the that Determination Date a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits; and
(ii)	If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the business day convention, the interest accrual convention, the definitions of business day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

“Reuters Screen LIBOR01 Page” means the display designated as the Reuters screen “LIBOR01,” or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London interbank offered rate in the event IBA or its successor no longer does so.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent.

See “Selected Risk Considerations — Uncertainty About the Future of LIBOR May Adversely Affect 3-Month USD LIBOR and Therefore the Return On and Market Value of the Notes” in this pricing supplement for additional information.

Historical Information

The following graph sets forth the historical weekly performance of 3-Month USD LIBOR from January 4, 2013 through October 26, 2018. 3-Month USD LIBOR on October 26, 2018 was 2.52038%. We obtained the levels of 3-Month USD LIBOR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Determination Date. There can be no assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to 3-Month USD LIBOR

Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying prospectus, we will contribute the net proceeds that we receive from the sale of the notes offered by this pricing supplement to our “intermediate holding company” subsidiary, JPMorgan Chase Holdings LLC, which will use those net proceeds for general corporate purposes. General corporate purposes may include investments in our subsidiaries, payments of dividends to us, extensions of credit to us or our subsidiaries or the financing of possible acquisitions or business expansion. Interest on our debt securities (including interest on the notes offered by this pricing supplement) and dividends on our equity securities, as well as redemptions or repurchases of our outstanding securities, will be made using amounts we receive as dividends or extensions of credit from JPMorgan Chase Holdings LLC or as dividends from JPMorgan Chase Bank, N.A.

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a “regulated investment company” as defined in Code Section 851;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
•	a dealer in securities;
•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

You and we agree to treat the notes as “variable rate debt instruments” that provide for a single qualified floating rate (“QFR”) for U.S. federal income tax purposes. A QFR is any variable rate for which variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the note is denominated.

Tax Consequences to U.S. Holders

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to 3-Month USD LIBOR

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder, your notes will generally not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to 3-Month USD LIBOR

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and to the payment on your notes at maturity, as well as the proceeds of any sale or other disposition of a note occurring after December 31, 2018. You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by us on March 8, 2018.

JPMorgan Structured Investments —	PS- 8
Floating Rate Notes Linked to 3-Month USD LIBOR